Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 28, 2005 (which report express an unqualified opinion and includes an explanatory paragraph relating to the sale of the Company’s Bone Device Business in 2003 for which the gain on the sale, the results of operations prior to the sale, and any subsequent income recognized related to the sale are included in income from discontinued operations), relating to the financial statements and financial statement schedule of OrthoLogic Corp. (a development stage company) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of OrthoLogic Corp. (a development stage company) for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
February 28, 2005